

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2016

Mr. Peter McCausland
Executive Chairman
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087

      Re: **Airgas, Inc**
                Preliminary Proxy Statement on Schedule 14A
                Filed December 8, 2015
                File No. 001-09344

Dear Mr. McCausland:

      We completed our review of your Preliminary Proxy Statement filing on January 14, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Craig E. Slivka, for

                        Pam A. Long
                        Assistant Director
                        Office of Manufacturing and Construction